Exhibit 14.1

Human Resources Policies & Procedures	Applies to RSC Restaurant Hourly Field Exempt RMF	X X X X
Section 3—Legal

CODE OF ETHICS	Effective Date 02/07/07

PURPOSE

To ensure that all employees within the company, act in accordance with the letter and spirit of federal, state, and local laws and company policy.

POLICY

Real Mex Restaurants, Inc. will comply with all applicable laws and regulations and expects its directors, officers, and employees to conduct business in accordance with the letter and spirit of relevant laws and refrain from dishonest or unethical conduct.

Employees shall, during both working and nonworking hours, act in a manner which will inspire public trust in their integrity, impartially and devotion to the best interests of the company, its customers, and the general public at large.

To ensure ethical and impartial business, it is prohibited for employees to:

1. Offer, accept or solicit money, property, service or other items of value by way of gift, favor, inducement, or loan. The only exception to this standard would be a gift with a value of no more than $100 individually and no more than $200 over a rolling 12 month period.

2. Use their position to secure special advantage in business, personal gain, or other benefit derived from such relationship

3. Use any company-owned facility, building, equipment, asset, or materials for their personal use or benefit, or for the personal use or benefit of any other individual without the consent of the Department Head/Supervisor. No employee shall have authorized possession of company property.

4. Invest or hold a financial interest, directly or indirectly, in any business entity, transaction or business endeavor that would create a potential or real conflict between the employee’s self interest and the company’s best interest.

There are a number of policies in the company’s Human Resources Policies and Procedures Manual that are intended to provide further clarification and guidance with respect to employee conduct and behavior. These include, but are not limited to Conflict on Interest (Section 3, Policy 3), Standards of Conduct (Section 7, Policy 2), Confidentiality (Section 7, Policy 11), etc. Since it is impossible to have rules that govern all conduct or situations that may occur, it is important that all employees be mindful that the use of good judgment, based on high ethical principles, will be the guide with respect to acceptable conduct. If a situation arises where an employee first becomes aware of a situation that poses an ethical quandary or potential conflict of interest, the matter must be disclosed to the immediate supervisor and/or the Department Head. The Department Head shall immediately inform the Senior Vice President of Human Resources for the purpose of precluding any real or apparent conflict of interest.

Employees who become aware of a situation that could potentially violate a federal, state, or local law, or company policy, have an obligation to report the conduct or indecent to their supervisor, any person within the chain of command, or the human resources department by calling the Talk With Us Helpline at 1-800-735-3501, extension 6021. No employee will be subject to any type of retaliation for reporting possible misconduct. However, reporting possible misconduct of others does not excuse the employees own misconduct or poor performance.